Exhibit 3.1.1


                           [Battle Fowler Letterhead]










                                     [Date]




[Addressed to Sponsor]

               Re:  [Name of Unit Investment Trust
                    sponsored by Sponsor]

Dear Sirs:

     You have asked for our opinion on the status, for purposes of federal income tax, New York State franchise tax and New York City general corporation tax, of [Name of Trust] (the "Trust"), a trust created under the laws of the State of New York pursuant to a Trust Indenture and Agreement and a Reference Trust Agreement (the "Agreement") dated [date of effectiveness], among [Name of Sponsor, Trustee and Evaluator, if any].

     In rendering this opinion, we have examined the Agreement, the proposed form of final Prospectus dated [date of effectiveness] (the "Prospectus") and the documents referred to therein, among others, and we have relied on the validity of said documents and the accuracy and completeness of the facts set forth therein.

     All Bonds (as defined in the Prospectus) to be acquired by the Trust, pursuant to the contracts of purchase described in the Prospectus, were accompanied by copies of opinions of bond counsel to the issuing governmental authorities given at the time of original delivery of the Bonds to the effect that the interest thereon is exempt from all federal income taxes, but we have not made any review of the proceedings relating to the issuance of the Bonds or the bases for such opinions.

     Based on the foregoing, it is our opinion that, under existing law:

     The Trust is not an association taxable as a corporation for Federal income tax purposes under the Internal Revenue Code of

C/M 11939.0001 481887.1

(NYMT Series 1)

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1954, as amended (the "Code"), and income received by the Trust that consists of interest excludable from gross income under the Code will be excludable from the Federal gross income of the Certificateholders (as defined in the Prospectus) of the Trust.

     Each Certificateholder will be considered the owner of a pro rata portion of the Trust under Section 676(a) of the Code. Thus, each Certificateholder will be considered to have received his pro rata share of Bond interest when it is received by the Trust. Moreover, each Certificateholder will realize taxable gain or loss when the Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or when the Certificateholder redeems or sells a Unit (as defined in the Prospectus), as if the Certificateholder had directly disposed of his pro rata share of the Bonds. The gain or loss is measured by the difference between (i) the tax cost of such pro rata share and
(ii) the amount received therefor. For this purpose, the total tax cost of each Unit to a Certificateholder is allocated among all of the Bond issues held in the Trust (in accordance with the ratio of the cost to the Trust of each Bond issue to the total cost to the Trust of all Bond issues) in order to determine his per Unit tax cost for each Bond issue, and amounts received upon disposition are similarly allocated. In addition, the Code requires reduction of the tax cost of tax exempt bonds for amortization of bond premium, but no corresponding deduction is allowed for income tax purposes. This requirement will also apply separately to the per Unit tax cost of each Bond issue, with the result that a Certificateholder may realize taxable gain when a Unit is sold or redeemed for an amount equal to, or even less than, his original cost. The return of a Certificateholder's tax cost, as so adjusted, is otherwise a tax-free return of capital.

     Under Federal law, interest on Bonds in the Trust issued by authority of the Government of Puerto Rico is exempt from all Federal, state and local income taxes in the United States and Puerto Rico.

     The Trust is not subject to the New York State Franchise Tax on Business Corporations or the New York City General Corporation Tax. In addition, the income of the Trust will be treated as the income of the Certificateholders and the interest will be exempt from tax under the income tax laws of the State and City of New York.

     In the case of certain of the Bonds which are "industrial development bonds" as that term is defined in ss.103(b)(2) of the Code, the opinions of bond counsel to the respective issuing authorities indicate that although interest on such Bonds is

C/M 11939.0001 481887.1

(NYMT Series 1)

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generally exempt from Federal income tax, interest on such Bonds will not be exempt from Federal "income tax for any period during which such Bonds are held by a substantial user" of the facilities financed by the proceeds of such Bonds or a "related person" thereof within the meaning of ss.103(b)(6)(C) of the Code. Therefore, interest on any such Bonds allocable to a Certificateholder who is such a "substantial user" or "related person" thereof will not be tax exempt. We have made no investigation as to the users of the facilities financed by the Bonds or the facilities themselves.

     Interest on indebtedness incurred or continued to purchase or carry the Units is not deductible for Federal, New York State or New York City income tax purposes. In addition, under rules used by the Internal Revenue Service for determining when borrowed funds are considered used for the purpose of purchasing or carrying particular assets, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. Similar rules are applicable for New York State and City tax purposes.

     From time to time proposals have been introduced before Congress to restrict or eliminate the Federal income tax exemption for interest on debt obligations similar to the Bonds in the Trust, and it can be expected that similar proposals may be introduced in the future. We cannot predict what legislation in respect of the tax status of interest on such debt obligations may be proposed by the executive branch or by members of Congress, nor can we predict which proposals, if any, might be enacted or whether any legislation, if enacted, would apply to the Bonds in the Trust.

     The material set forth under the "Tax Status" on pp. [ ] of the Prospectus is a fair summary of our opinion.

     We authorize you to deliver copies of this opinion to the Trustee and the Underwriters named in Schedule A to the Agreement Among Underwriters relating to the Trust.

                                       Very truly yours,

C/M 11939.0001 481887.1

(NYMT Series 1)